07021878

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES ACQUISITION OF THE DELTA BEAUSEJOUR

Toronto, March 13, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy")(TSX: LGY.UN) announced that it has completed the acquisition of the remaining interest in the 310-room Delta Beausejour in Moncton for approximately $21.2 million plus closing costs.

The acquisition was financed by a $25.0 million mortgage on the property. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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